Exhibit 99.1

JD.COM ANNOUNCES FOURTH QUARTER AND FULL YEAR 2025 RESULTS,

AND ANNUAL DIVIDEND

Beijing, China—March 5, 2026—JD.com, Inc. (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter), the “Company” or “JD.com”), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the three months and the full year ended December 31, 2025 and an annual cash dividend for the year ended December 31, 2025.

Fourth Quarter and Full Year 2025 Highlights

•

Net revenues were RMB352.3 billion (US$[1]50.4 billion) for the fourth quarter of 2025, an increase of 1.5% from the fourth quarter of 2024. Net revenues were RMB1,309.1 billion (US$187.2 billion) for the full year of 2025, an increase of 13.0% from the full year of 2024.

•

Net loss attributable to the Company’s ordinary shareholders was RMB2.7 billion (US$0.4 billion) for the fourth quarter of 2025, compared to a net income of RMB9.9 billion for the fourth quarter of 2024. Non-GAAP[2] net income attributable to the Company’s ordinary shareholders was RMB1.1 billion (US$0.2 billion) for the fourth quarter of 2025, compared to RMB11.3 billion for the fourth quarter of 2024. Net income attributable to the Company’s ordinary shareholders was RMB19.6 billion (US$2.8 billion) for the full year of 2025, compared to RMB41.4 billion for the full year of 2024. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB27.0 billion (US$3.9 billion) for the full year of 2025, compared to RMB47.8 billion for the full year of 2024.

•

Diluted net loss per ADS[3] was RMB2.07 (US$0.29) for the fourth quarter of 2025, compared to a diluted net income of RMB6.47 for the fourth quarter of 2024. Non-GAAP diluted net income per ADS was RMB0.57 (US$0.08) for the fourth quarter of 2025, compared to RMB7.42 for the fourth quarter of 2024. Diluted net income per ADS was RMB12.90 (US$1.84) for the full year of 2025, compared to RMB26.86 for the full year of 2024. Non-GAAP diluted net income per ADS was RMB17.82 (US$2.55) for the full year of 2025, compared to RMB31.07 for the full year of 2024.

•

JD Retail reported income from operations of RMB9.8 billion (US$1.4 billion) for the fourth quarter of 2025, compared to RMB10.0 billion for the fourth quarter of 2024. Operating margin of JD Retail was 3.2% for the fourth quarter of 2025, compared to 3.3% for the fourth quarter of 2024. JD Retail reported income from operations of RMB51.4 billion (US$7.4 billion) for the full year of 2025, compared to RMB41.1 billion for the full year of 2024. Operating margin of JD Retail was 4.6% for the full year of 2025, compared to 4.0% for the full year of 2024.

[1]

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2025, which was RMB 6.9931 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.
[3]	The “ADS” refers to the Company’s American depositary share, with each ADS representing two Class A ordinary shares.

“We were pleased to close out 2025 with fourth quarter results in line with expectations, capping another solid full-year performance,” said Sandy Xu, Chief Executive Officer of JD.com. “We continued to see robust user growth and increased shopping frequency during both the quarter and the full year. Our core JD Retail business remained resilient, achieving double-digit growth in both revenues and operating profit for the full year despite a highly competitive industry landscape. Our new businesses progressed in line with our strategic roadmap, with food delivery steadily expanding in scale while narrowing sequential losses every quarter since its launch, and both Jingxi and international businesses continued to unlock new long-term growth opportunities. In addition, we have comprehensively integrated AI across our internal operations to deliver more intelligent user experiences and fully capitalize on its transformative potential. Supported by our strong operational capabilities and advancing AI technologies, we enter 2026 on a steady footing.”

“In the fourth quarter, our total revenues were up 1.5% year-on-year. Despite a high comparable base in the electronics and home appliances categories, our general merchandise category and marketplace and marketing revenues maintained strong growth, recording double-digit growth year-on-year during both the quarter and the full year,” said Ian Su Shan, Chief Financial Officer of JD.com. “Our revenue mix has become increasingly diversified, and as profitability strengthens across our categories and higher-margin businesses such as advertising contribute a larger share, we are confident that our profit streams will become more diversified as well. Despite some short-term fluctuations in the fourth quarter, our financial position remains solid, and we delivered upon expectations for the full year of 2025. Shareholder returns also remained robust in 2025, with a total return rate of approximately 10%, including share repurchases of 6.3% of our outstanding shares for a total of approximately US$3.0 billion, and annual cash dividend of approximately US$1.4 billion. Going forward, we will continue to create value for shareholders through robust business development and commitment to delivering shareholder returns.”

Dividend Payment

The Company announced that its board of directors (the “Board”) approved an annual cash dividend for the year ended December 31, 2025 of US$0.5 per ordinary share, or US$1.0 per ADS, to holders of ordinary shares and holders of ADSs, respectively, as of the close of business on April 9, 2026 Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the dividend is expected to be approximately US$1.4 billion, as calculated on the current number of the Company’s total issued and outstanding shares, which may be subject to minor adjustment by the record date. The payment date is expected to be on or around April 23, 2026 and on or around April 29, 2026 for holders of ordinary shares and holders of ADSs, respectively.

Updates of Share Repurchase Program

Pursuant to the Company’s share repurchase program of up to US$5.0 billion adopted in August 2024 and effective through August 2027, the Company repurchased a total of approximately 183.2 million Class A ordinary shares (equivalent to 91.6 million ADSs) for a total of approximately US$3.0 billion in 2025. The total number of shares repurchased by the Company during the year ended December 31, 2025 amounted to approximately 6.3% of its ordinary shares outstanding as of December 31, 20244.

All of the 183.2 million Class A ordinary shares (equivalent to 91.6 million ADSs) repurchased in 2025 have been cancelled.

All of these ordinary shares were repurchased from Nasdaq and the Hong Kong Stock Exchange pursuant to the share repurchase program. The remaining amount under the share repurchase program was US$2.0 billion as of December 31, 2025.

Business Highlights

•	JD Retail:

During the fourth quarter of 2025, JD’s electronics and home appliances categories continued to expand their offline footprint. In particular, the first JD MALL in Fujian province opened in Xiamen. The Company also launched JD Appliance City Flagship Stores in 15 cities including Shanghai, Jinan, Qingdao, Luoyang and Shantou. As of the end of the fourth quarter, JD MALL operated 26 stores nationwide, while the number of JD Appliance City Flagship Stores exceeded 110. The Company also further expanded its offline stores for 3C products, led by JD Home, JD Computer & Electronics Specialty Stores and JD Mobile & Electronics Specialty Stores, which surpassed 4,500 as of the end of the fourth quarter.

[4]	The number of ordinary shares outstanding as of December 31, 2024 was approximately 2,903 million shares.

As of the end of 2025, JD Fashion’s on-demand retail service had onboarded over 1,000 merchants, including leading domestic retailers and renowned apparel and sports brands such as Topsports, ANTA, Li-Ning, ERKE, Bosideng and XTEP. The number of in-operation stores grew by triple digits year-on-year in 2025, covering core categories including apparel, footwear, underwear, beauty, and sports & outdoor. Leveraging its on-demand retail service, JD Fashion aims to deliver a more enriched and instant shopping experience, while serving as a key channel for brands to develop their on-demand retail business and for consumers to access trendy fashion products.

AI has been deeply integrated into JD’s “Super Supply Chain”. On the marketing front, the number of merchants using JD’s AI-powered digital human JoyStreamer surpassed 50,000 by the end of the fourth quarter of 2025. On the customer service front, JD’s AI customer service system, empowered by multi-scenario and multi-modal AI capabilities, supported the surge in service demand across JD’s business segments, handling a total of over 4.2 billion customer inquiries during JD’s 2025 11.11 Grand Promotion. On the operations front, a range of “AI agents” were integrated into internal workflow, enhancing both business insights and operational efficiency. By the end of the fourth quarter, the number of AI agents across JD’s internal systems had exceeded 50,000. In addition, to unlock the consumption potential of AI, JD launched JoyInside, an AI agent for robots, toys, and devices, which has partnered with over 40 hardware brands to roll out a variety of AI products. During JD’s 2025 11.11 Grand Promotion, sales of JoyInside-integrated products surged more than 20 times compared to the 618 Grand Promotion. JD remains committed to developing sustainable, implementable AI solutions that create true value for industries.

•	JD Logistics:

During 2025, JD Logistics’s (“JDL’s”) self-developed LangzuTech Goods-to-Person (GTP) automated warehousing solution entered a new phase of nationwide replication. As of December 31, 2025, over 20 LangzuTech automated warehouses have commenced operation in nearly 20 cities nationwide. Benefiting from the in-depth application of the GTP model, JDL has achieved high-density storage and ultra-fast picking from millions of SKUs, and effectively ensured the stable operation during peak business periods such as grand promotions. In addition, in the fourth quarter of 2025, JDL launched its first overseas LangzuTech warehouse in the UK. As JDL’s flagship automated warehouse, it is equipped with hundreds of LangzuTech robots, substantially boosting picking and outbound efficiency. The launch of the warehouse strongly supports the premium fulfillment experience in the local market with as fast as same-day delivery services.

•	JD Health:

In the fourth quarter of 2025, a number of innovative medicines made their debut on JD Health, including Vanrafia®, an innovative medicine for nephrology treatment under Novartis, and Anxida®, a rare-disease therapy developed by Grand Pharmaceutical Group. By building a long-term collaborative ecosystem with pharmaceutical companies, JD Health has improved the accessibility of innovative drugs and facilitated the translation of research results in the rare-disease field, delivering benefits to patients. In November 2025, JD Health entered into strategic partnerships with 21 leading healthcare and pharmaceutical brands from 11 countries at the China International Import Expo.

During the fourth quarter of 2025, JD Health further accelerated the process of AI applications in healthcare scenarios. It continued to optimize its AI products including “AI Jingyi” (AI京醫) and “JD DOC” (京東卓醫) for users, physicians and hospitals. Among these, AI agent “Dr. Dawei” (大為) has achieved in-depth integration of authoritative clinical guidelines and medical literature, delivering professional and personalized recommendations to users. “JD DOC” (京東卓醫) has been deployed at multiple hospitals, cumulatively serving over 5 million patients.

•	JD Industrials:

On December 11, 2025, JD Industrials (“JDI”) was officially listed on the Main Board of the Hong Kong Stock Exchange under stock code 7618, raising net proceeds of approximately RMB2.6 billion upon partial exercise of the over-allotment option after deducting underwriting fees and commissions and offering expenses. This listing marks a new stage in JDI’s development, and the funds raised will be mainly used to enhance JDI’s industrial supply chain capabilities and expand cross-regional businesses, with the aim to help customers increase supply chain efficiency and reduce costs. As a leading provider of industrial supply chain technologies and services, JDI will further upgrade its end-to-end digital and intelligent capabilities to connect both supply and demand sides, and it is committed to driving ultimate operational efficiency across the industrial sector through technology.

•	New Businesses:

In the fourth quarter of 2025, JD Food Delivery continued to demonstrate healthy development, with steady momentum in order volume and a healthier mix between meal and beverage orders. Total investment in JD Food Delivery further narrowed sequentially in the quarter. This was mainly attributable to JD Food Delivery’s focus on user experience and mindshare, operational efficiency optimization and rational response to industry competition. In the meantime, JD Food Delivery continued to generate synergies with JD Retail, with notable progress in user base expansion, user shopping frequency improvement and cross-category purchases. In addition, 7Fresh Kitchen gained increasing consumer recognition in the quarter. It fully implemented transparent kitchen operations with live streaming, and voluntarily disclosed its brand suppliers for core ingredients to the public, upholding its commitment to very high food safety standards. By the end of the fourth quarter, 7Fresh Kitchen operated 30 stores in Beijing.

Joybuy, JD’s online retail business in Europe, is currently in a beta testing phase in the UK, Germany, the Netherlands, France, Belgium and Luxembourg. It is making steady progress towards its full launch in March 2026. Leveraging JD’s extensive experience in retail, technology and logistics supply chain, Joybuy shares the same principles of quality, speed and trust, and is committed to delivering a speedy, reliable and joyful shopping experience for consumers, with as fast as same- and next-day delivery services.

•	Environment, Social and Governance

As a testament to JD.com’s unwavering commitment to creating more jobs and making contribution to the society, the total personnel under the JD Ecosystem5 was over 900,000 as of December 31, 2025, including the Company’s employees, part-time staff and interns, as well as the personnel of the Company’s affiliates in the JD Ecosystem. The total expenditure for such human resources, together with the expenditure for external personnel who work for the JD Ecosystem, amounted to RMB157.2 billion for the year ended December 31, 2025.

Fourth Quarter 2025 Financial Results

Net Revenues. Net revenues increased by 1.5% to RMB352.3 billion (US$50.4 billion) for the fourth quarter of 2025 from RMB347.0 billion for the fourth quarter of 2024. Net product revenues decreased by 2.8% compared to the fourth quarter of 2024, primarily due to a high base effect in the fourth quarter of 2024. While net service revenues increased by 20.1% for the fourth quarter of 2025, compared to the fourth quarter of 2024.

Cost of Revenues. Cost of revenues increased by 1.1% to RMB297.2 billion (US$42.5 billion) for the fourth quarter of 2025 from RMB293.9 billion for the fourth quarter of 2024.

[5]

JD Ecosystem is a closely integrated business network providing comprehensive service for customers and comprises the Company and certain affiliates who share the “JD” brand name, currently including Jingdong Technology Holding Co., Ltd. and Allianz Jingdong General Insurance Company Ltd.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 20.7% to RMB24.3 billion (US$3.5 billion) for the fourth quarter of 2025 from RMB20.1 billion for the fourth quarter of 2024. Fulfillment expenses as a percentage of net revenues was 6.9% for the fourth quarter of 2025, compared to 5.8% for the fourth quarter of 2024, as the Company continues to upgrade fulfillment capabilities and invest in human capital to enhance user experience.

Marketing Expenses. Marketing expenses increased by 50.6% to RMB25.3 billion (US$3.6 billion) for the fourth quarter of 2025 from RMB16.8 billion for the fourth quarter of 2024. Marketing expenses as a percentage of net revenues was 7.2% for the fourth quarter of 2025, compared to 4.9% for the fourth quarter of 2024, primarily due to the increased spending in promotional efforts for new business initiatives.

Research and Development Expenses. Research and development expenses increased by 52.0% to RMB6.7 billion (US$1.0 billion) for the fourth quarter of 2025 from RMB4.4 billion for the fourth quarter of 2024. Research and development expenses as a percentage of net revenues was 1.9% for the fourth quarter of 2025, compared to 1.3% for the fourth quarter of 2024, as the Company continues to invest in technology capabilities and talents.

General and Administrative Expenses. General and administrative expenses increased by 34.8% to RMB3.3 billion (US$0.5 billion) for the fourth quarter of 2025 from RMB2.5 billion for the fourth quarter of 2024. General and administrative expenses as a percentage of net revenues was 0.9% for the fourth quarter of 2025, compared to 0.7% for the fourth quarter of 2024.

Income/(Loss) from Operations and Non-GAAP Income/(Loss) from Operations. Loss from operations for the fourth quarter of 2025 was RMB5.8 billion (US$0.8 billion), compared to an income of RMB8.5 billion for the fourth quarter of 2024. Operating margin was negative 1.7% for the fourth quarter of 2025, compared to 2.4% for the fourth quarter of 2024. Non-GAAP loss from operations was RMB3.1 billion (US$0.4 billion) for the fourth quarter of 2025, compared to an income of RMB10.5 billion for the fourth quarter of 2024. Non-GAAP operating margin was negative 0.9% for the fourth quarter of 2025, compared to 3.0% for the fourth quarter of 2024. The declines were primarily attributable to increased strategic investment in new business initiatives.

Income from operations of JD Retail was RMB9.8 billion (US$1.4 billion) for the fourth quarter of 2025, compared to RMB10.0 billion for the fourth quarter of 2024. Operating margin of JD Retail for the fourth quarter of 2025 was 3.2%, compared to 3.3% for the fourth quarter of 2024.

Non-GAAP EBITDA. Non-GAAP EBITDA was negative RMB0.8 billion (US$0.1 billion) for the fourth quarter of 2025, compared to RMB12.5 billion for the fourth quarter of 2024. Non-GAAP EBITDA margin was negative 0.2% for the fourth quarter of 2025, compared to 3.6% for the fourth quarter of 2024.

Net Income/(Loss) Attributable to the Company’s Ordinary Shareholders and Non-GAAP Net Income Attributable to the Company’s Ordinary Shareholders. Net loss attributable to the Company’s ordinary shareholders was RMB2.7 billion (US$0.4 billion) for the fourth quarter of 2025, compared to a net income of RMB9.9 billion for the fourth quarter of 2024. Net margin attributable to the Company’s ordinary shareholders was negative 0.8% for the fourth quarter of 2025, compared to 2.8% for the fourth quarter of 2024. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB1.1 billion (US$0.2 billion) for the fourth quarter of 2025, compared to RMB11.3 billion for the fourth quarter of 2024. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 0.3% for the fourth quarter of 2025, compared to 3.3% for the fourth quarter of 2024.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net loss per ADS was RMB2.07 (US$0.29) for the fourth quarter of 2025, compared to a diluted net income RMB6.47 for the fourth quarter of 2024. Non-GAAP diluted net income per ADS was RMB0.57 (US$0.08) for the fourth quarter of 2025, compared to RMB7.42 for the fourth quarter of 2024.

Cash Flow and Working Capital

As of December 31, 2025, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB225.4 billion (US$32.2 billion), compared to RMB241.4 billion as of December 31, 2024. For the fourth quarter of 2025, free cash flow of the Company was as follows:

	For the three months ended
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	24,891	20,879	2,985
Add: Impact from consumer financing receivables included in the operating cash flow	1,243	1,215	174
Less: Capital expenditures, net of related sales proceeds	(2,664)	(4,784)	(684)
Capital expenditures for development properties	(875)	(2,029)	(290)
Other capital expenditures*	(1,789)	(2,755)	(394)

Free cash flow	23,470	17,310	2,475

*	Including capital expenditures related to the Company’s headquarters in Beijing and all other CAPEX.

Net cash provided by investing activities was RMB17.5 billion (US$2.5 billion) for the fourth quarter of 2025, consisting primarily of net cash received from maturity of time deposits and wealth management products, partially offset by cash paid for capital expenditures.

Net cash used in financing activities was RMB15.0 billion (US$2.1 billion) for the fourth quarter of 2025, consisting primarily of repurchase of ordinary shares, net repayments of borrowings, partially offset by net proceeds from the initial public offering of JD Industrials.

Full Year 2025 Financial Results

Net Revenues. Net revenues increased by 13.0% to RMB1,309.1 billion (US$187.2 billion) for the year of 2025 from RMB1,158.8 billion for the year of 2024. Net product revenues increased by 10.3%, while net service revenues increased by 23.6% for the year of 2025, compared to the year of 2024.

Cost of Revenues. Cost of revenues increased by 12.7% to RMB1,099.1 billion (US$157.2 billion) for the year of 2025 from RMB975.0 billion for the year of 2024.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 25.2% to RMB88.2 billion (US$12.6 billion) for the year of 2025 from RMB70.4 billion for the year of 2024. Fulfillment expenses as a percentage of net revenues was 6.7% for the year of 2025, compared to 6.1% for the year of 2024, as the Company continues to upgrade fulfillment capabilities and invest in human capital to enhance user experience.

Marketing Expenses. Marketing expenses increased by 75.1% to RMB84.0 billion (US$12.0 billion) for the year of 2025 from RMB48.0 billion for the year of 2024. Marketing expenses as a percentage of net revenues was 6.4% for the year of 2025, compared to 4.1% for the year of 2024, primarily due to the increased spending in promotional efforts for new business initiatives.

Research and Development Expenses. Research and development expenses increased by 30.5% to RMB22.2 billion (US$3.2 billion) for the year of 2025 from RMB17.0 billion for the year of 2024. Research and development expenses as a percentage of net revenues was 1.7% for the year of 2025, compared to 1.5% for the year of 2024.

General and Administrative Expenses. General and administrative expenses increased by 34.8% to RMB12.0 billion (US$1.7 billion) for the year of 2025 from RMB8.9 billion for the year of 2024. General and administrative expenses as a percentage of net revenues was 0.9% for the year of 2025, compared to 0.8% for the year of 2024.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the year of 2025 was RMB2.8 billion (US$0.4 billion), compared to an income of RMB38.7 billion for the year of 2024. Operating margin was 0.2% for the year of 2025, compared to 3.3% for the year of 2024. Non-GAAP income from operations was RMB9.6 billion (US$1.4 billion) for the year of 2025, compared to RMB44.0 billion for the year of 2024. Non-GAAP operating margin was 0.7% for the year of 2025, compared to 3.8% for the year of 2024. The declines were primarily attributable to increased strategic investment in new business initiatives.

Income from operations of JD Retail was RMB51.4 billion (US$7.4 billion) for the year of 2025, compared to RMB41.1 billion for the year of 2024. Operating margin of JD Retail for the year of 2025 was 4.6%, compared to 4.0% for the year of 2024.

Non-GAAP EBITDA. Non-GAAP EBITDA was RMB18.3 billion (US$2.6 billion) for the year of 2025, compared to RMB51.9 billion for the year of 2024. Non-GAAP EBITDA margin was 1.4% for the year of 2025, compared to 4.5% for the year of 2024.

Net Income Attributable to the Company’s Ordinary Shareholders and Non-GAAP Net Income Attributable to the Company’s Ordinary Shareholders. Net income attributable to the Company’s ordinary shareholders was RMB19.6 billion (US$2.8 billion) for the year of 2025, compared to RMB41.4 billion for the year of 2024. Net margin attributable to the Company’s ordinary shareholders was 1.5% for the year of 2025, compared to 3.6% for the year of 2024. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB27.0 billion (US$3.9 billion) for the year of 2025, compared to RMB47.8 billion for the year of 2024. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 2.1% for the year of 2025, compared to 4.1% for the year of 2024.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS was RMB12.90 (US$1.84) for the year of 2025, compared to RMB26.86 for the year of 2024. Non-GAAP diluted net income per ADS was RMB17.82 (US$2.55) for the year of 2025, compared to RMB31.07 for the year of 2024.

Cash Flow and Working Capital

For the full year of 2025, free cash flow of the Company was as follows:

	For the year ended
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	58,095	18,991	2,716
(Less)/Add: Impact from consumer financing receivables included in the operating cash flow	(132)	220	31
Less: Capital expenditures, net of related sales proceeds	(14,223)	(12,735)	(1,821)
Capital expenditures for development properties	(7,286)	(4,098)	(586)
Other capital expenditures	(6,937)	(8,637)	(1,235)

Free cash flow	43,740	6,476	926

Supplemental Information

The Company reports three reportable segments, JD Retail, JD Logistics, and New Businesses. JD Retail, including JD Health and JD Industrials, among other operating segments, mainly engages in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New Businesses mainly include JD Food Delivery, JD Property, Jingxi and overseas businesses.

	For the three months ended			For the year ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
	(In millions, except percentage data)
Net revenues:
JD Retail	307,055	301,902	43,171	1,015,948	1,126,399	161,073
JD Logistics	52,097	63,531	9,085	182,837	217,146	31,052
New Businesses	4,681	14,085	2,014	19,157	49,282	7,047
Inter-segment eliminations*	(16,847)	(27,234)	(3,894)	(59,123)	(83,742)	(11,975)

Total consolidated net revenues	346,986	352,284	50,376	1,158,819	1,309,085	187,197

Less: cost of revenues:
JD Retail	(257,887)	(250,171)	(35,774)	(847,917)	(928,261)	(132,740)
JD Logistics	(47,196)	(57,765)	(8,260)	(164,689)	(198,039)	(28,319)
New Businesses	(3,652)	(14,412)	(2,061)	(15,109)	(49,995)	(7,149)
Inter-segment eliminations*	14,892	25,163	3,598	52,844	77,325	11,057
Less: operating expenses:
JD Retail	(39,132)	(41,942)	(5,997)	(126,954)	(146,736)	(20,983)
JD Logistics	(3,077)	(3,882)	(555)	(11,831)	(13,838)	(1,979)
New Businesses	(2,414)	(14,474)	(2,070)	(7,413)	(46,315)	(6,623)
Inter-segment eliminations*	1,955	2,071	296	6,279	6,417	918
Income/(Loss) from operations:
JD Retail	10,036	9,789	1,400	41,077	51,402	7,350
JD Logistics	1,824	1,884	270	6,317	5,269	754
New Businesses	(885)	(14,801)	(2,117)	(2,865)	(46,641)	(6,670)
Including: gain on sale of development properties	1,527	—	—	1,527	387	55
Impairment of long-lived assets	(1,027)	—	—	(1,027)	—	—

Total segment income/(loss) from operations	10,975	(3,128)	(447)	44,529	10,030	1,434
Unallocated items**	(2,484)	(2,721)	(389)	(5,793)	(7,256)	(1,037)

Total consolidated income/(loss) from operations	8,491	(5,849)	(836)	38,736	2,774	397
Share of results of equity investees	556	1,883	269	2,327	8,025	1,147
Interest expense	(926)	(830)	(119)	(2,896)	(2,803)	(401)
Others, net	3,493	3,445	493	13,371	17,327	2,478

Total consolidated income/(loss) before tax	11,614	(1,351)	(193)	51,538	25,323	3,621

	For the three months ended			For the year ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
	(In millions, except percentage data)
YoY% change of net revenues:
JD Retail	14.7%	(1.7)%		7.5%	10.9%
JD Logistics	10.4%	21.9%		9.7%	18.8%
New Businesses	(31.0)%	200.9%		(28.0)%	157.3%
Operating margin:
JD Retail	3.3%	3.2%		4.0%	4.6%
JD Logistics	3.5%	3.0%		3.5%	2.4%
New Businesses	(18.9)%	(105.1)%		(15.0)%	(94.6)%

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail and New Businesses, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation and amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets.

The tables below set forth the revenue information:

	For the three months ended
	December 31, 2024	December 31, 2025	December 31, 2025	YoY% Change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	174,149	153,267	21,917	(12.0)%
General merchandise revenues	106,829	119,720	17,120	12.1%

Net product revenues	280,978	272,987	39,037	(2.8)%

Marketplace and marketing revenues	26,634	30,616	4,378	15.0%
Logistics and other service revenues	39,374	48,681	6,961	23.6%

Net service revenues	66,008	79,297	11,339	20.1%

Total net revenues	346,986	352,284	50,376	1.5%

	For the year ended
	December 31, 2024	December 31, 2025	December 31, 2025	YoY% Change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	564,982	605,131	86,533	7.1%
General merchandise revenues	363,025	418,671	59,869	15.3%

Net product revenues	928,007	1,023,802	146,402	10.3%

Marketplace and marketing revenues	90,111	107,131	15,320	18.9%
Logistics and other service revenues	140,701	178,152	25,475	26.6%

Net service revenues	230,812	285,283	40,795	23.6%

Total net revenues	1,158,819	1,309,085	187,197	13.0%

Conference Call

JD.com’s management will hold a conference call at 7:00 am, Eastern Time on March 5, 2026, (8:00 pm, Beijing/Hong Kong Time on March 5, 2026) to discuss the fourth quarter and full year 2025 financial results.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10052883-dmzuj7.html

CONFERENCE ID: 10052883

A telephone replay will be available for one week until March 13, 2026. The dial-in details are as follows:

US:	+1-855-883-1031

International:	+61-7-3107-6325

Chinese Mainland:	400-120-9216

Hong Kong, China:	800-930-639

Passcode:	10052883

Additionally, a live and archived webcast of the conference call will also be available on the JD.com’s investor relations website at https://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders, non-GAAP net margin attributable to the Company’s ordinary shareholders, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and long-lived assets. The Company defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments, reconciling items on the share of equity method investments, gain/(loss) from fair value change of long-term investments, impairment of goodwill, long-lived assets and investments, gain on sale of development properties and tax effects on non-GAAP adjustments. The Company defines free cash flow as operating cash flow adjusting the impact from consumer financing receivables included in the operating cash flow and capital expenditures, net of related sales proceeds. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets, land use rights and asset acquisitions. The Company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of share-based awards as determined under the treasury stock method and convertible senior notes. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP EBITDA reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from consumer financing receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	108,350	137,488	19,660
Restricted cash	7,366	12,137	1,736
Short-term investments	125,645	75,744	10,831
Accounts receivable, net (including consumer financing receivables of RMB2.0 billion and RMB1.7 billion as of December 31, 2024 and 2025, respectively)(1)	25,596	27,333	3,909
Advance to suppliers	7,619	5,856	837
Inventories, net	89,326	95,428	13,646
Prepayments and other current assets	15,951	17,898	2,559
Amount due from related parties	4,805	2,142	306
Assets held for sale	2,040	395	57

Total current assets	386,698	374,421	53,541

Non-current assets
Property, equipment and software, net	82,737	91,349	13,063
Construction in progress	6,164	6,503	930
Intangible assets, net	7,793	7,723	1,104
Land use rights, net	36,833	36,878	5,273
Operating lease right-of-use assets	24,532	31,128	4,451
Goodwill	25,709	26,291	3,760
Investment in equity investees	56,850	51,978	7,433
Marketable securities and other investments	59,370	51,840	7,413
Deferred tax assets	2,459	5,237	749
Other non-current assets	9,089	11,853	1,695

Total non-current assets	311,536	320,780	45,871

Total assets	698,234	695,201	99,412

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	7,581	8,014	1,146
Accounts payable	192,860	188,379	26,938
Advance from customers	32,437	36,408	5,206
Deferred revenues	2,097	2,684	384
Taxes payable	9,487	7,008	1,002
Amount due to related parties	1,367	624	89
Unsecured senior notes	—	3,511	502
Accrued expenses and other current liabilities	45,985	50,045	7,157
Operating lease liabilities	7,606	9,399	1,344
Liabilities held for sale	101	—	—

Total current liabilities	299,521	306,072	43,768

Non-current liabilities
Unsecured senior notes	24,770	20,798	2,974
Deferred tax liabilities	9,498	8,019	1,147
Long-term borrowings	31,705	41,675	5,959
Operating lease liabilities	18,106	23,708	3,390
Other non-current liabilities	1,337	1,146	164

Total non-current liabilities	85,416	95,346	13,634

Total liabilities	384,937	401,418	57,402

MEZZANINE EQUITY	484	—	—

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 million shares authorized, 2,818 million shares issued and 2,742 million shares outstanding as of December 31, 2025)	239,347	225,040	32,180
Non-controlling interests	73,466	68,743	9,830

Total shareholders’ equity	312,813	293,783	42,010

Total liabilities, mezzanine equity and shareholders’ equity	698,234	695,201	99,412

(1)

JD Technology performs credit risk assessment services for consumer financing receivables business and absorbs the credit risk of the underlying consumer financing receivables. Facilitated by JD Technology, the Company periodically securitizes consumer financing receivables through the transfer of those assets to securitization plans and derecognizes the related consumer financing receivables through sales type arrangements.

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the year ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	280,978	272,987	39,037	928,007	1,023,802	146,402
Net service revenues	66,008	79,297	11,339	230,812	285,283	40,795

Total net revenues	346,986	352,284	50,376	1,158,819	1,309,085	187,197

Cost of revenues	(293,869)	(297,218)	(42,502)	(974,951)	(1,099,057)	(157,163)
Fulfillment	(20,121)	(24,292)	(3,474)	(70,426)	(88,176)	(12,609)
Marketing	(16,832)	(25,347)	(3,624)	(47,953)	(83,953)	(12,005)
Research and development	(4,384)	(6,663)	(953)	(17,031)	(22,229)	(3,179)
General and administrative	(2,455)	(3,310)	(473)	(8,888)	(11,980)	(1,713)
Impairment of goodwill	(799)	(1,303)	(186)	(799)	(1,303)	(186)
Impairment of long-lived assets	(1,562)	—	—	(1,562)	—	—
Gain on sale of development properties	1,527	—	—	1,527	387	55

Income/(Loss) from operations(2)(3)	8,491	(5,849)	(836)	38,736	2,774	397

Other income/(expenses)
Share of results of equity investees	556	1,883	269	2,327	8,025	1,147
Interest expense	(926)	(830)	(119)	(2,896)	(2,803)	(401)
Others, net(4)	3,493	3,445	493	13,371	17,327	2,478

Income/(Loss) before tax	11,614	(1,351)	(193)	51,538	25,323	3,621
Income tax (expenses)/benefits	(750)	124	18	(6,878)	(2,181)	(312)

Net income/(loss)	10,864	(1,227)	(175)	44,660	23,142	3,309

Net income attributable to non-controlling interests shareholders	1,010	1,486	213	3,301	3,511	502

Net income/(loss) attributable to the Company’s ordinary shareholders	9,854	(2,713)	(388)	41,359	19,631	2,807

Net income/(loss) per share:
Basic	3.39	(0.97)	(0.14)	13.83	6.89	0.99
Diluted	3.23	(1.04)	(0.15)	13.43	6.45	0.92

Net income/(loss) per ADS:
Basic	6.79	(1.93)	(0.28)	27.67	13.79	1.97
Diluted	6.47	(2.07)	(0.29)	26.86	12.90	1.84

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the year ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
(2) Includes share-based compensation as follows:
Cost of revenues	(26)	(33)	(5)	(80)	(87)	(12)
Fulfillment	(115)	(170)	(24)	(424)	(473)	(68)
Marketing	(50)	(110)	(16)	(273)	(313)	(45)
Research and development	(88)	(324)	(46)	(599)	(1,144)	(164)
General and administrative	(517)	(507)	(73)	(1,623)	(2,709)	(387)

Total	(796)	(1,144)	(164)	(2,999)	(4,726)	(676)

(3) Includes amortization of business cooperation arrangements and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(72)	(49)	(7)	(288)	(197)	(28)
Marketing	(229)	(189)	(27)	(903)	(886)	(126)
Research and development	(53)	(36)	(5)	(205)	(144)	(21)
General and administrative	—	—	—	(64)	—	—

Total	(354)	(274)	(39)	(1,460)	(1,227)	(175)

(4)

“Others, net” consists of interest income; gains/(losses) related to long-term investments without significant influence, including fair value changes, acquisitions or disposals gains/(losses), and impairments; government incentives; foreign exchange gains/(losses); and other non-operating income/(losses).

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In millions, except per share data)

	For the three months ended			For the year ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to the Company’s ordinary shareholders	11,294	1,084	155	47,827	27,032	3,866
Non-GAAP net income per share:
Basic	3.89	0.39	0.06	16.00	9.49	1.36
Diluted	3.71	0.29	0.04	15.53	8.91	1.27
Non-GAAP net income per ADS:
Basic	7.78	0.77	0.11	31.99	18.99	2.72
Diluted	7.42	0.57	0.08	31.07	17.82	2.55
Weighted average number of shares:
Basic	2,903	2,811		2,990	2,847
Diluted	3,041	2,939		3,076	2,978

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In millions)

	For the three months ended			For the year ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	24,891	20,879	2,985	58,095	18,991	2,716
Net cash (used in)/provided by investing activities	(12,483)	17,532	2,507	(871)	41,832	5,982
Net cash used in financing activities	(2,784)	(15,005)	(2,146)	(21,004)	(26,728)	(3,822)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,136	884	127	98	(186)	(27)

Net increase in cash, cash equivalents and restricted cash	10,760	24,290	3,473	36,318	33,909	4,849
Cash, cash equivalents and restricted cash at beginning of period, including cash and cash equivalents classified within assets held for sale	104,956	125,335	17,923	79,451	115,716	16,547
Less: Cash, cash equivalents and restricted cash classified within assets held for sale at beginning of period	(2)	—*	—*	(53)	—*	—*

Cash, cash equivalents and restricted cash at beginning of period	104,954	125,335	17,923	79,398	115,716	16,547

Cash, cash equivalents and restricted cash at end of period, including cash and cash equivalents classified within assets held for sale	115,716	149,625	21,396	115,716	149,625	21,396
Less: Cash, cash equivalents and restricted cash classified within assets held for sale at end of period	—*	—*	—*	—*	—*	—*

Cash, cash equivalents and restricted cash at end of period	115,716	149,625	21,396	115,716	149,625	21,396

Net cash provided by operating activities	24,891	20,879	2,985	58,095	18,991	2,716
Add/(Less): Impact from consumer financing receivables included in the operating cash flow	1,243	1,215	174	(132)	220	31
Less: Capital expenditures, net of related sales proceeds	(2,664)	(4,784)	(684)	(14,223)	(12,735)	(1,821)
Capital expenditures for development properties	(875)	(2,029)	(290)	(7,286)	(4,098)	(586)
Other capital expenditures	(1,789)	(2,755)	(394)	(6,937)	(8,637)	(1,235)

Free cash flow	23,470	17,310	2,475	43,740	6,476	926

*	Absolute value is less than RMB1 million or US$1 million.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

(In RMB billions, except turnover days data)

	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Cash flow and turnover days
Operating cash flow – trailing twelve months (“TTM”)	58.1	51.1	24.8	23.0	19.0
Free cash flow – TTM	43.7	37.6	10.1	12.6	6.5
Inventory turnover days(5) – TTM	31.5	32.8	34.1	35.8	37.8
Accounts payable turnover days(6) – TTM	58.6	57.6	59.0	58.0	60.0
Accounts receivable turnover days(7) – TTM	5.9	6.4	7.4	8.3	8.7

(5)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(6)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from consumer financing receivables.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the year ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Income/(Loss) from operations	8,491	(5,849)	(836)	38,736	2,774	397
Add: Share-based compensation	796	1,144	164	2,999	4,726	676
Add: Amortization of intangible assets resulting from assets and business acquisitions	241	274	39	1,010	1,046	149
Add: Effects of business cooperation arrangements	113	—	—	450	181	26
Add: Impairment of goodwill and long-lived assets	2,361	1,303	186	2,361	1,303	186
Reversal of: Gain on sale of development properties	(1,527)	—	—	(1,527)	(387)	(55)

Non-GAAP income/(loss) from operations	10,475	(3,128)	(447)	44,029	9,643	1,379

Add: Depreciation and other amortization	2,054	2,305	329	7,894	8,701	1,244

Non-GAAP EBITDA	12,529	(823)	(118)	51,923	18,344	2,623

Total net revenues	346,986	352,284	50,376	1,158,819	1,309,085	187,197
Non-GAAP operating margin	3.0%	(0.9)%		3.8%	0.7%

Non-GAAP EBITDA margin	3.6%	(0.2)%		4.5%	1.4%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the year ended
	December 31, 2024	December 31, 2025	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss) attributable to the Company’s ordinary shareholders	9,854	(2,713)	(388)	41,359	19,631	2,807
Add: Share-based compensation	649	1,060	152	2,429	4,366	624
Add: Amortization of intangible assets resulting from assets and business acquisitions	116	220	31	458	791	113
Add: Reconciling items on the share of equity method investments(8)	563	797	114	1,227	1,667	238
Add: Impairment of goodwill, long-lived assets and investments	2,971	1,573	225	5,667	2,189	313
Reversal of: Gain from fair value change of long-term investments	(611)	(263)	(38)	(1,083)	(640)	(91)
Reversal of: Gain on sale of development properties	(1,145)	—	—	(1,145)	(290)	(41)
(Reversal of)/Add:
(Gain)/Loss on disposals/deemed disposals of investments	(574)	489	70	(853)	(708)	(101)
Add: Effects of business cooperation arrangements	113	—	—	450	181	26
Reversal of: Tax effects on non-GAAP adjustments	(642)	(79)	(11)	(682)	(155)	(22)

Non-GAAP net income attributable to the Company’s ordinary shareholders	11,294	1,084	155	47,827	27,032	3,866

Total net revenues	346,986	352,284	50,376	1,158,819	1,309,085	187,197
Non-GAAP net margin attributable to the Company’s ordinary shareholders	3.3%	0.3%		4.1%	2.1%

(8)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments and share of amortization of intangibles not on their books.